Cogent Communications Group, Inc.

Robert N. Beury Jr.

Chief Legal Officer

Cogent Communications, Inc.

1015 31st Street, NW

Washington, DC 20007

Telephone +1-202-295-4254

Fax +1-703-997-8709

email: rbeury@cogentco.com

January 15, 2013

Re:          SEC comment letter dated December 17, 2012 regarding:

Cogent Communications Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 27, 2012

Form 10-Q for the nine months ended September 30, 2012

Filed November 7, 2012

File No. 001-31227

Dear Mr. Wilson:

This letter responds to the comment received in your letter of January 14, 2013.  Our response is keyed to your comment.

Form 10-K for the Fiscal Year Ended December 31, 2011

Financial Statements, page 41

Notes to Consolidated Financial Statements, page 47

Income Tax Benefit, page 60

1.                                      Your response to prior comment 1 notes historical European losses, apparent continuing loss trends in the future and operational reasons for those losses. In view of the disproportionate contribution of your losses from European revenues you should consider providing analysis of your geographic area data in future MD&A, similar to information noted in your response.  Known trends, demands, commitments, events or uncertainties within a segment or geographic area that are reasonably likely to have a material effect on the business as a whole should be discussed as well as other matters addressed in Item 303 of Regulation S-K and Codified FRR 501.06a.

We will include all required disclosures beginning with our 10-K for the year ending December 31, 2012.

The Company hereby confirms acknowledgment of the fact that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Robert N. Beury Jr.